PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 18, 1997)

          4,000,000 TRUST CONVERTIBLE PREFERRED SECURITIES
                      MCKESSON FINANCING TRUST
              5% TRUST CONVERTIBLE PREFERRED SECURITIES
     (LIQUIDATION AMOUNT $50 PER CONVERTIBLE PREFERRED SECURITY)
            GUARANTEED TO THE EXTENT SET FORTH HEREIN BY,
                        MCKESSON CORPORATION


      This Prospectus Supplement supplements and amends the Prospectus dated June 18, 1997 (the "Prospectus") relating to the 5% Trust Convertible Preferred Securities (the "Convertible Preferred Securities"), which represent preferred undivided beneficial interests in the assets of McKesson Financing Trust, a statutory business trust formed under the laws of the State of Delaware, and the shares of common stock, par value $.01 per share, of McKesson Corporation, a Delaware corporation ("McKesson"), issuable upon conversion of the Convertible Preferred Securities.

      On October 29, 1997, McKesson's board declared a two-for-one split of its common stock to be effected in the form of a stock dividend distributable January 2, 1998 to stockholders of record on December
1, 1997.

      McKesson and AmeriSource Health Corporation ("AmeriSource"), a leading U.S. wholesale distributor of pharmaceutical and related health care products and services, have signed a definitive merger agreement providing for McKesson to acquire AmeriSource. Under the terms of the agreement, stockholders of AmeriSource will receive a fixed exchange ratio of 0.71 shares of McKesson common stock for each share of AmeriSource common stock. McKesson will issue approximately 17.4 million new shares of common stock in the merger, and will assume the long-term debt of AmeriSource which was approximately $532.3 million at June 30, 1997. The merger of the two companies has been structured as a tax-free transaction and will be accounted for as a pooling of interests. The combined company will operate under the McKesson name and will be headquartered in San Francisco.

      Upon completion of the merger, R. David Yost, currently president and chief executive officer of AmeriSource, will become group president of the AmeriSource Services Group and a McKesson corporate vice president. Also upon completion of the merger, McKesson's board of directors will be expanded from nine to twelve members, which will include Yost and another two directors from the current AmeriSource board.

      On October 23, 1997, McKesson and AmeriSource received a request for additional information and documentary material from the U.S. Federal Trade Commission in connection with the merger. Subject to regulatory approval and shareholder approval of both companies, the transaction is expected to be completed in early 1998. There can be no assurance that the merger will be completed, or that it will be completed as contemplated.

      The table on pages 56 through 58 of the Prospectus, which sets forth information with respect to the Selling Holders (as defined in the Prospectus) and the respective amounts of Convertible Preferred Securities beneficially owned by each Selling Holder that may be offered pursuant to the Prospectus (as supplemented and amended), is hereby amended by the addition of an item 72 to that table as follows:


                           Convertible
                           Preferred                                  Convertible Preferred
                           Securities Owned                           Securities Owned
"Selling Holder            Prior to Offering   Number of              After Offering
                           -----------------   Convertible Preferred  ---------------------
                           Number    Percent   Securities Offered      Number    Percent
                           ------    -------   ---------------------   ------    -------
72.  Prudential             6,650    0.17%       6,650                   0       0.0%
     Securities Inc.

    The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Convertible Preferred Securities and McKesson Common Stock issuable upon conversion of the Convertible Preferred Securities. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)".

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CON TRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is January 20, 1998.